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SEC FILE NUMBER
08-00094

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: B. C. ZIEGLER AND COMPANY

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

SEC Mail Processing FEB 28 2025 Washington, DC

ONE NORTH WACKER DRIVE, SUITE 2000
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RYAN JEFFERSON	312-596-1607	rjefferson@zielger.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US, LLP
(Name – if individual, state last, first, and middle name)

30 S. WACKER DRIVE, SUITE 3300	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RYAN JEFFERSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of B.C. ZIEGLER AND COMPANY, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
DIRECTOR/CHIEF FINANCIAL OFFICER

[signature]
Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of B.C. Ziegler and Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Supplementary Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Supplementary Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 26, 2025

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2024
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 11,033
Net receivable for unsettled trades	1,551
Receivables, net of allowance for credit losses of $329	4,047
Financial instruments owned, at fair value	42,458
Furniture, equipment and leasehold improvements, net	3,742
Deferred tax assets	3,701
Right of use assets	7,779
Other assets	3,687
Total assets	$ 77,998

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$ 6,125
Accrued income taxes payable to parent	149
Financial instruments sold, not yet purchased, at fair value	7,761
Accrued compensation	14,946
Accounts payable, accrued expenses and other liabilities	3,100
Lease liability	10,730
Total liabilities	42,811
Commitments and contingencies	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	24,408
Retained earnings	9,422
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	35,187
Total liabilities and stockholder's equity	$ 77,998

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMER 31, 2024
(in thousands)

REVENUES:	
Investment banking	$ 78,409
Net trading profit	4,428
Interest and dividends	2,397
Miscellaneous fee income	1,321
Other income	177
Total revenues	86,732
EXPENSES:	
Employee compensation and benefits	61,164
Promotional	5,938
Technology and communications	5,486
Occupancy and equipment	4,750
Professional and regulatory	4,205
Interest	1,846
Clearing fees	861
Other expenses	979
Total expenses	85,229
Income before provision for income taxes	1,503
Provision for income taxes	273
NET INCOME	$ 1,230

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, January 1, 2024	$ 1,552	$ 24,408	$ 8,192	$ (195)	$ 33,957
Net income	-	-	1,230	-	1,230
BALANCE, December 31, 2024	$ 1,552	$ 24,408	$ 9,422	$ (195)	$ 35,187

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,230
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 807	
Amortization of right of use assets	2,132	
Provision for credit losses	221	
Loss on sale of furniture and equipment	66	
Deferred income taxes	502	
Change in operating assets and liabilities:		
Decrease (increase) in –		
Receivables	12	
Net receivable for unsettled trades	2,059	
Financial instruments owned	17,816	
Right of use assets	(95)	
Other assets	(1,226)	
Increase (decrease) in –		
Payable to clearing broker	(23,146)	
Financial instruments sold, not yet purchased	3,556	
Accrued compensation	8,345	
Accrued income tax payable	(34)	
Lease liability	(2,438)	
Payable to affiliate	(887)	
Accounts payable, accrued expenses and other liabilities	1,506	
Total adjustments		9,196
Net cash provided by operating activities		10,426
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(126)	
Net cash used in investing activities		(126)
INCREASE IN CASH AND CASH EQUIVALENTS		10,300
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		733
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 11,033
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year		$ 1,888
Income taxes refunded during the year		(195)
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:		
Current year recognition of right of use assets and lease liabilities		95

See accompanying notes to financial statements.

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking for the senior living, healthcare, and education sectors as well as general municipal and structured finance. The Company provides bond financing, corporate finance, financial advisory, risk management advisory, merger and acquisition advisory, fixed income institutional sales and trading, private placement, seed capital, private equity, venture capital and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees arising from fixed income securities offerings in which the Company acts as an underwriter. Underwriting management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting and related performance obligation is completed and the income is reasonably determinable. Underwriting expenses that are deferred as contract costs are recognized as expenses at the time the related revenues are recorded.

Investment banking revenues also include fees earned from providing consulting, financial advisory, and merger and acquisition ("M&A") advisory services. Advisory fees for M&A engagements are generally recognized at a point in time when the related transaction is completed. The performance obligation for an M&A advisory fee is to successfully broker a transaction. Advisory transaction expenses are deferred only to the extent that they are explicitly reimbursable by the client and the related revenue is recognized at the point in time that the performance obligation is completed. All other investment banking advisory related expenses are expensed as incurred.

Miscellaneous Fee Income

The Company earns fees for various services and activities. These fees include management, accounting, origination fees from private equity entities, fees related to the sale of investment products, and risk management advisory fees. Miscellaneous fee income is recognized when the fees are earned.

Financial Instruments Owned

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as a principal. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, are included on the Statement of Financial Condition, are recorded at fair value in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are considered trading securities.

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions and services, and amounts due from affiliates and related parties.

Credit Losses

The Company recognizes and measures credit losses using the modified approach in accordance with Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The allowance for losses for financial assets that are measured at amortized cost reflects the Company's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings. The Company's expected loss methodology for accounts receivable is developed using historical experience and current and future economic conditions for customer contracts. Due to the short-term nature of receivables, the estimated amount of accounts receivable that may not be collected is based upon aging of the accounts receivable and the financial condition of customers. Balances are written off when determined to be uncollectible. Other financial assets are held at fair value, or where cost approximates fair value. The Company has assessed counter party risk at clearing brokers where those financial assets are held and determined that no additional allowance for credit losses is necessary.

Leases

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the incremental borrowing rate based on the information available at the commencement date for all leases is used. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as separate lease components.

Income Taxes

The Company is included in a consolidated federal income tax return filed by the Parent. Federal income

taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred taxes are provided using the liability method. Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. The Company shows net deferred taxes in the accompanying statement of condition.

The Company recognizes tax liabilities when the company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. To the extent that the final outcome of tax matter is different than the amount recorded, such difference impacts income tax expense in the period such determination is made. The Company did not have any material uncertain tax positions as of December 31, 2024.

The Company would recognize interest and penalties on income taxes as component of income tax expense.

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation and Amortization

Furniture, equipment and leasehold improvements are recorded at cost. The Company depreciates these assets on a straight-line basis for financial reporting purposes and an accelerated basis for income tax purposes. Furniture and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising

The Company expenses advertising costs as incurred. The advertising expense in 2024 was $178.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents consist of cash of $3,891 and money market mutual funds of $7,142.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reportedamounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Certain of the Company's financial instruments, primarily financial instruments owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on the measurement date.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, either directly or indirectly.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company:

- Fixed rate municipal securities are classified as Level 2 in the fair value hierarchy. The securities are generally valued using quoted prices from external data providers and market participants. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed.

- Corporate debt securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the corporate debt securities is based on the closing price on the exchange on which the securities are traded. In the event that a security would be subject to very limited or no market trading, such securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Other securities consist primarily of mutual funds and equities which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash Equivalents				
Money market mutual funds	$ 7,142	$ -	$ -	$ 7,142
Financial Instruments Owned				
Municipal securities - fixed rate	$ -	$ 41,382	$ -	$ 41,382
Other securities	1,076	-	-	1,076
Total financial instruments owned measured at fair value on a recurring basis	$ 1,076	$ 41,382	$ -	$ 42,458
LIABILITIES				
Financial instruments sold, not yet purchased:				
U.S. government securities	$ 7,761	$ -	$ -	$ 7,761
Total financial instruments sold, not yet purchased	$ 7,761	$ -	$ -	$ 7,761

(4) Financial Instruments Owned

Financial instruments owned consists of the trading securities at fair value, as follows:

Municipal securities - fixed rate	$ 41,382
Other securities	1,076
	$ 42,458

Financial instruments owned includes $41,382 of securities held by the clearing broker and $1,076 of securities held directly with the issuers.

(5) Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 4,082
Leasehold improvements	5,397
Furniture	2,776
Furniture, equipment and leasehold improvements, at cost	12,255
Less accumulated depreciation and amortization	(8,513)
Furniture, equipment and leasehold improvements, net	$ 3,742

Total depreciation and amortization expense related to furniture, equipment and leasehold improvements as $807 in 2024 and is included in Technology and Communications and Occupancy and Equipment expenses on the Statement of Income.

(6) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in net amounts payable for

financial instrument purchases, transaction processing, and losses on securities transactions offset by financial instrument sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $6,125 at December 31, 2024. Net securities held by the Company at the clearing broker with a market value of $41,382 were available to collateralize amounts payable to the clearing broker. Interest expense incurred on this financing arrangement in 2024 was $1,424. The interest rate on this financing arrangement is approximately 5.8% at December 31, 2024.

(7) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $20,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 7.50% at December 31, 2024. The Company incurred no interest expense under this financing arrangement in 2024. The Company had no amounts outstanding under this financing arrangement at December 31, 2024.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under the terms of the financing arrangement. The Company had no interest expense incurred under this financing arrangement in 2024. The Company had no outstanding borrowings under this financing arrangement at December 31, 2024.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no interest income in 2024. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2024.

The Company extends financing to Ziegler Financing Corporation ("ZFC"), a wholly-owned subsidiary of the Parent, whereby the Company will lend up to $3,000 to ZFC on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no interest income in 2024. The Company had no outstanding balances due from the ZFC under this arrangement at December 31, 2024.

The Company provides administrative support and/or marketing services to the Parent and ZFC. Total fees collected for these services were $315 in 2024 and are included in Miscellaneous Fee Income on the Statement of Income. Amounts due to the Company for these services and other intercompany settlements were $73 at December 31, 2024, and are included in Receivables on the Statement of Financial Condition.

(8) Line of Credit

The Company shares a bank line of credit with the Parent and ZFC totaling $20,000 as of December 31, 2024. The Company does not guarantee nor is it liable for draws made by the Parent or ZFC. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 6.7% at December 31, 2024. The Company incurred no interest expense on this line of credit agreement in 2024. The Company, the Parent, and ZFC had no amounts outstanding under this line of credit agreement on December 31, 2024.

(9) Retirement Plans

The Company maintains a contributory profit sharing plan for substantially all full-time employees and certain part-time employees. The plan provides for a guaranteed Company matching contribution equal to 100% of the first 2% of employee contributions, as defined, and an annual discretionary matching contribution of up to the next 2% of employee compensation, as defined. The Company also provides for an annual discretionary profit sharing contribution as a percentage of employee compensation, as defined. Both annual Company discretionary contributions are at the discretion of the Board of Directors. Contribution expenses were $696 for all Company contributions in 2024 and are included in Employee

Compensation and Benefits on the Statement of Income.

(10) Income Taxes

The income tax provision for the year ended December 31, 2024, consists of the following:

Current federal provision	$ 300
Current state benefit	(529)
Total current benefit	(229)
Deferred federal benefit	(138)
Deferred state provision	640
Total deferred provision	502
Total provision	$ 273

The following is a reconciliation of the statutory federal income tax provision to the actual income tax provision:

Statutory federal income tax rate	$ 316
State income tax, net of related federal tax effect	88
Tax-exempt interest income, net of related nondeductible interest expense	(201)
Nondeductible business expenses	61
Other	9
Total provision for income taxes	$ 273
Effective income tax rate	18.2%

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2024, are as follows:

Deferred tax assets:	
Deferred compensation	$ 624
Deferred revenue	91
Deferred rent	2,780
Net operating loss carryforwards	2,883
Other assets	183
Total deferred tax assets	6,561
Deferred tax liabilities:	
Fixed assets	(845)
Right of use asset	(2,015)
Total deferred tax liabilities	(2,860)
Net deferred tax asset	$ 3,701

The Company has federal income tax net operating loss carryforward of $12,186, which will not expire, and state net operating loss carryforwards of $10,622 which will expire beginning in 2035.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2024	$	359
Increases for tax positions related to the current year		25
Reductions for the lapse of the statute of limitations		(24)
Balance at December 31, 2024	$	360

Tax years that remain subject to examination by major tax jurisdictions include 2020 through 2024. The Company anticipates realizing unrecognized tax benefits of $205 within 12 months of December 31, 2024.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $402. The Company records interest and penalties within income tax expense. An interest reduction of $6 has been included in the income statement as it pertains to the unrecognized tax benefits for 2024. The Company has accrued $42 of interest and no penalties for unrecognized tax benefits as of December 31, 2024.

(11) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2024, the Company had net regulatory capital of $16,159 which was $15,909 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company establishes accruals for losses determined to be probable as a result of customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The Company had no outstanding commitments to purchase debt securities at December 31, 2024.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(13) Leases

The Company has obligations as a lessee for office space and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. These leases may contain renewal options, however because the Company is not reasonably certain to exercise these renewal options the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's

leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease expense for the year ended December 31, 2024 are as follows:

Operating lease expense	$ 2,532
Short-term lease expense	46
Variable lease expense	1,255
Total net lease expense	$ 3,833

Other supplemental cash flow information related to operating leases as of December 31, 2024:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow	$ 2,933
ROU assets obtained in exchange for lease obligations	$ 95
Reductions to ROU assets resulting from reductions to lease obligations	$ (2,132)
Weighted average remaining lease term	4.85 years
Weighted average remaining discount rate:	3.41%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2024 are as follows:

2025	$ 2,887
2026	2,445
2027	1,822
2028	1,799
2029	1,647
Thereafter	1,053
Total undiscounted lease payments	$ 11,653
Less imputed interest	(923)
Total lease liabilities	$ 10,730

(14) Revenues from Contracts with Customers

The following table presents the Company's total revenues from continuing operations separated between revenues from contracts with customers and other sources of revenues for the year ended December 31, 2024:

Revenues from contracts with customers:	
Investment banking fee revenue:	
Underwriting transactions	$ 21,924
Advisory transactions	56,485
Total investment banking fee revenue	78,409
Other sources of revenue:	
Net trading profit	4,428
Interest and dividends	2,397
Miscellaneous fee income	1,321
Other income	177
	$ 86,732

Revenue from contracts with customers is recognized and received when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines that the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties giving rise to the variabilities are resolved.

Investment Banking:

The Company provides clients with underwriting and advisory services. These services include underwriting, placement agent services and distributing services.

Underwriting revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the capital raising performance obligation. Upon inception of the contract, costs associated with capital raising transactions are deferred until the related revenue is recognized and are recorded on a gross basis within Other Expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Revenues from advisory services primarily consist of fees generated in connection with merger and acquisition transactions, bank placement transactions, strategic planning advisory fees, and other miscellaneous financial advisory services. Advisory fees from merger and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction, such as retainers, are deferred within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition and considered a contract liability. Advisory fees from bank placement engagements are recognized at the completion of the successful bank placement transaction. Other fees from advisory services are recognized over time as the performance obligations are completed. Payments for advisory services are due promptly upon completion of a specified performance obligation or periodically over the course of the engagement as performance obligations are completed and the client receives the benefit of the services. A significant portion of the fees the

Company receives for its advisory services are considered variable as they are contingent upon a future event. The Company recognizes a receivable between the date of completion of the performance obligation and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligation. All other advisory related expenses are expensed as incurred. All advisory expenses are recognized as expenses in the Statement of Income and any expenses reimbursed by the Company's clients are recognized as investment banking revenues.

Information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less are not required to be disclosed by the Company. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2024. Investment banking advisory fees that are contingent upon completion of a brokered transaction are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2024.

Contract Balances:

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (a contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $3,343 at December 31, 2024. The Company had no significant credit losses related to these receivables.

Deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied and are considered a contract liability. Deferred revenue is $351 and $310 at December 31, 2024 and 2023 respectively.

Contract Expenses:

Deferred expenses considered contract costs on underwriting transactions that have not been completed were $90 and $63 at December 31, 2024 and 2023, respectively, and are included in Other Assets.

(15) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 19), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Significant expenses are detailed on the Statement of Income. Other Expenses primarily consists of various immaterial administrative costs. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(16) Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

B. C. Ziegler and Company

December 31, 2024

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity		$ 35,187,539
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	3,646,336	
Receivables from affiliates, subsidiaries, and associated partnerships	73,469	
Furniture, equipment and leasehold improvements, net	3,741,827	
Income tax receivable from parent	3,701,000	
Other assets	3,437,637	
Total non-allowable assets	14,600,269	
Other deductions and/or charges		
Presumed marketability test - municipal securities	1,304,155	
Total deductions and/or charges	15,904,424	(15,904,424)
Net capital before haircuts on securities positions		19,283,115
Haircuts:		
Contractual securities commitments	-	
Trading and investment securities:		
Debt securities	2,627,873	
Other securities	304,201	
Undue concentration	192,390	
Total haircuts	3,124,464	(3,124,464)
Net capital		16,158,651
Net capital requirement		250,000
Excess net capital		$ 15,908,651

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited amended Part IIA FOCUS report filed on February 25, 2025 as of December 31, 2024.

B. C. Ziegler and Company

December 31, 2024

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Also, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.